

Mail Stop 3720

March 9, 2010

Mr. Robert B. Wagner
Chief Financial Officer
XETA Technologies, Inc.
1814 W. Tacoma Street
Broken Arrow, OK 74012-1406

> **Re:** **XETA Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2009**
> **Filed January 8, 2010**
>
> **Form 10-Q for Fiscal Quarter Ended January 31, 2010**
> **File No. 0-16231**

Dear Mr. Wagner:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended October 31, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 18

1. We note your discussion at page 19 regarding deductions taken on the tax return of approximately $1.8 million annually for amortization of goodwill.  Tell us why these deductions are recognized in the balance sheet as a reduction to the deferred tax asset.  Clarify how these transactions are reflected in the table of deferred tax assets and liabilities at page F-11.

*   *   *   *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director